FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of January, 2012

Euro Tech Holdings Company Limited

(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☒     Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-                     .

Other Events.

At the close of business on January 13, 2012, Euro Tech Holdings Company Limited (the “Company”) effected a reverse stock split (“Reverse Split”) of all the outstanding ordinary shares, no par value (“Ordinary Shares”), of the Company at a ratio of two (2) for eleven (11). Immediately upon the Reverse Split becoming effective, every eleven (11) Ordinary Shares outstanding prior to the Reverse Split (“Old Shares”) will be changed and reclassified into two (2) Ordinary Shares (“New Shares”). Any owner of less than a single full share of the New Shares will receive cash in lieu of the fractional interest.

In connection with the Reverse Split, the Company filed a Notification: Substitution Listing Event with NASDAQ OMX (the “Exchange”). On January 12, 2012, the Company issued a press release announcing that the Reverse Split will be effective at the close of business on January 13, 2012 (“January 12 Press Release”). A copy of the January l2 Press Release is attached hereto as Exhibit 99.1. On January 17, 2012, the Company issued another press release clarifying that there would be no change of the Company’s ticker symbol upon effectiveness of the Reverse Split (“January 17 Press Release”). A copy of the January 17 Press Release is attached hereto as Exhibit 99.2.

Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release issued by Euro Tech Holdings Company Limited, dated January 12, 2012.
99.2	Press Release issued by Euro Tech Holdings Company Limited, dated January 17, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

January 17, 2012
	By:	/s/ T.C. Leung
T.C. Leung
Chief Executive Officer and Chairman of the Board of Directors